

July 5, 2013

Via E-mail
Ms. Victoria Young
Clutterbug Move Management, Inc.
President, Chief Executive Officer and Director
29 Church Street
South Orange, New Jersey 07079

> **Re: Clutterbug Move Management, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 26, 2013**
> **File No. 333-187248**

Dear Ms. Young:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We have considered your response to comment 1 from our letter dated April 10, 2013 and are unable to agree. We believe that nature of the offering is an indirect primary offering by the company through the selling shareholders to facilitate the creation of a public market in your shares. We note in particular that the selling shareholders are offering a significant amount of the company's outstanding securities not held by affiliates, the nominal proceeds received by the company from the selling shareholders, the short holding period and your reason for distributing these shares through these individuals in order to facilitate the creation of a public market in the company's securities. Since the selling shareholders are considered underwriters selling on behalf of the company, Rule 415(a)(1)(ii) is not available for the transaction. Therefore, sales of the securities at market prices may only be registered if Rule 415(a)(1)(x) is available, which it is not. As

a result, the offering price of the shares being sold must be fixed for the duration of the offering and the selling shareholders must be identified as underwriters. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus.

2. We have considered your response to comment 2 from our letter dated April 10, 2013 and are unable to agree. We believe that because (i) you have engaged in nominal business and customer operations since inception on December 29, 2010; (ii) you have generated limited revenue for each reporting period since inception; and (iii) your total assets comprise of almost exclusively a nominal amount of cash, you are a shell company as defined in Rule 405 of Regulation C. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Please revise to prominently disclose your shell company status under the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus.

3. Please revise to disclose that the common stock being registered for resale will not be eligible for resale under Rule 144 of the Securities Act of 1933 until the conditions of Rule 144(i) are met.

Prospectus Summary, page 1

4. We note your response to comment 6 from our letter dated April 10, 2013. Please revise or substantiate your statement regarding your intent to increase marketing at approximately $750 per month to expand operations over the next 12 months. For example, at this rate, marketing expenses would equal $9,000 this year, an amount nearly equal to your total revenue since inception. Since the company has only $3,008 cash as of May 31, 2013, and performed only three engagements in the past six months and one engagement in the most recent three months, please revise to clarify that you must obtain additional funding before implementing your intended marketing and expansion plan. Moreover, briefly describe how you intend to obtain funding and disclose the risks with failing to do so.

5. Please revise the subheading on page 1 titled "Risk Factors." We note the subsequent discussion regarding your reasoning for becoming a public reporting company should be considered in conjunction with the risk factors beginning on page 5, the company's financial statements, and your overall disclosure. Please clarify this section with a descriptive subheading.

Risk Factors, page 5

We are still developing our business and operate in a specific market which may have adverse effect on our results of operations, page 5

6. Please revise to include a separate risk factor identifying and explaining the company's reliance on Ms. Young for financing to support continued operations and her financial ability to do so. We note several statements throughout the prospectus summary, risk factors, and management's discussion and analysis that indicate the company must rely on non-binding related party financing with Ms. Young in order to fund continuing operations.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 11

Plan of Operation, page 11

7. Please tell us and disclose the source(s) of funds to pay for operating expenses over the next twelve months as well as the public company registration process. We note the company has continued to incur operating losses of $22,548 for the six months ended May 31, 2012, has only $3,008 of cash on hand, and is proposing to spend $750 per month in its marketing plan to grow your business. It is unclear how the company would fund these costs beyond a short period of time without a cash infusion from either its founder or other investors.

Revenue, page 12

8. Please revise to explain how you operate in conjunction with care facilities. For example, describe specifically what it means to enter a strategic agreement or receive a referral from a care facility. If true, please explain that a referral occurs when a care facility facilitates the arrangement of your services to assist the relocation of an individual transitioning into an elderly or nursing home. We note disclosure on page 18 provides a useful description of your business model.

Results of Operations, page 13

9. Please disclose the number of client engagements that generated revenues in each period.

Revenues, page 13

10. We note your reported revenue for the six months ended May 31, 2013, was primarily attributable to a decrease from referrals from a care facility. As required by Item 303(a)(3)(ii) of Regulation S-K, describe any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenue from your operations. For example, provide a narrative discussion rather than

simply restating financial figures to explain why the company lost business with a care facility during this period.

11. We note your disclosure on page 12 regarding the use of the proceeds from your private placement. Please disclose that the costs of registering the shares issued in the private placement exceed the proceeds you received, and provide quantified disclosure to provide context.

Marketing Expenses, page 14

12. We note your response to comment 19. Please revise to discuss your marketing expenses within "Operating Expenses" and revise the amounts of the period-to-period changes in total operating expenses accordingly.

Our Business, page 18

Competition, page 20

13. Please describe your environmental friendly steps and how these will provide a competitive advantage in attracting clients.

Additional Information, page 30

14. Please advise us whether you will register your common stock under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission's proxy, tender offer, and short swing insider trading rules for Section 12 registrants

Financial Statements for the Years Ended November 30, 2011 and 2012

Note 4. Stockholder's Equity, page F-12

15. We note your response to comment 30. Based on your response, it appears that the fair value assigned to the common stock issued should be based on the fair value of the services provided by your founder or the fair value of your common stock on February 1, 2012 ($0.0024). Please tell us and disclose the nature of the services and how you determined the fair value of such services. It does not appear that the fair value of the

services provided by your founder is the par value of your common stock. We note your disclosures in Note 1, Share-Based Payments, on page F-8.

Exhibits, page 35

Exhibit 5.1 Opinion of Naccarato & Associates

16. Please have counsel revise its opinion to opine on the legality of the shares being registered for resale by the selling shareholders. Note this registration statement registers the resale of shares that are already outstanding and issued. The legality opinion should recognize that these securities are already outstanding and fully paid. Therefore, please revise paragraph four to clearly state the shares to be sold are validly issued, fully paid and non-assessable. Refer to Section II.B.2.h. of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Signatures, page 38

17. Please revise to include the principal financial officer designation in addition to your principal executive officer and principal accounting officer designations. See Instruction 1 to "Signatures" on Form S-1.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Owen Naccarato, Esq.
        Naccarato & Associates